UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Year Ended December 31, 2004

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number
001-31931

Levitt Corporation Security Plus Plan
(Full title of the plan)

Levitt Corporation

(Name of issuer of the securities held pursuant to the plan)

2100 West Cypress Creek Road
Ft. Lauderdale, Florida 33309
(Address of principal executive offices)

INDEX
________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The 401(k) Investment Committee
Levitt Corporation Security Plus Plan
Fort Lauderdale, Florida

We have audited the accompanying statements of net assets available for benefits of the Levitt Corporation Security Plus Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Delinquent Participant Contributions for the year ended December 31, 2004 and the accompanying Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 are each presented for purposes of additional analysis and are not a required part of the financial statements. These schedules include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respect in relation to the financial statements taken as a whole.

/s/ Moore Stephens Lovelace, P.A.

Orlando, Florida
July 6, 2005

LEVITT CORPORATION SECURITY PLUS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004

ASSETS
Investments, at fair value:
Mutual funds	$3,424,053
Levitt Corporation class A common stock fund	298,931
Participant notes receivable	49,435

TOTAL INVESTMENTS	3,772,419

Receivables
Employer	374,558
Participant	277,400
Other	3,696

655,654

TOTAL ASSETS	4,428,073

LIABILITIES	—

NET ASSETS AVAILABLE FOR BENEFITS	$4,428,073

The accompanying notes are an integral part of the financial statements

LEVITT CORPORATION SECURITY PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year Ended December 31, 2004

ADDITIONS:
Investment income
Net appreciation in fair value of investments	$282,927
Interest on participant loans	1,105

284,032

Contributions
Employer	1,037,226
Participants	1,514,406
Rollover, other	1,717,694

4,269,326

TOTAL ADDITIONS	4,553,358

DEDUCTIONS:
Participant benefits and withdrawals	124,435
Administrative expenses	850

TOTAL DEDUCTIONS	125,285

NET INCREASE	$4,428,073

NET ASSETS — BEGINNING OF YEAR	$—

NET ASSETS — END OF YEAR	$4,428,073

The accompanying notes are an integral part of the financial statements

Levitt Corporation Security Plus Plan

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

NOTE 1 — PLAN DESCRIPTION

The following description of Levitt Corporation Security Plus Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan was established effective January 1, 2004 and is a defined contribution plan covering all full-time employees, excluding certain employees whose employment is governed by the terms of a collective bargaining agreement and non-resident aliens, of Levitt Corporation, Bowden Building Corporation, Core Communities, LLC, Levitt and Sons, LLC, Levitt Capital, LLC, Levitt Commercial Development, LLC, and St. Lucie West Development Company, LLC (collectively the “Company”), who have completed 3 months of service, as defined by the Plan, and are age 18 or older. Assets of the Plan are maintained by Reliance Trust Company (the Trustee). Metropolitan Life Insurance Company serves as the agent for Reliance Trust Company with respect to all trustee duties, responsibilities and functions required under the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the plan administrator.

At December 31, 2003, BankAtlantic Bancorp, Inc. (“BankAtlantic”) completed the spin-off of Levitt Corporation. As of January 1, 2004, employees of Levitt Corporation were no longer eligible to contribute to BankAtlantic’s defined contribution plan and were given the option to have their accounts transferred to the newly formed Plan. Through May 31, 2004, Levitt employees transferred approximately $1.5 million of net assets out of the BankAtlantic plan into the Plan. These transferred amounts are included in the accompanying Statement of Changes in Net Assets Available for Benefits as rollovers.

Contributions

Each year, participants may contribute a percentage of their pre-tax annual compensation, as defined in the Plan. The Company currently makes “safe harbor” matching contributions to the account of each eligible participant in an amount equal to the sum of 100% of the amount of the participant’s elective deferrals that do not exceed 3% of the participant’s compensation, plus 50% of the amount of the participant’s elective deferrals that exceed 3% of the participant’s compensation but do not exceed 5% of the participant’s compensation. The Company may also make additional discretionary contributions to the Plan each year. No additional discretionary contributions were made during the year ended December 31, 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the employer’s contribution, interest earned, administrative expenses related to loan origination and investment gains and losses. Allocations of Plan earnings are based on participant account balances, which are individually directed among the Plan’s investment options.

Forfeited Accounts

Forfeited balances of participants’ non-vested accounts are used to reduce future Company contributions. There were no unallocated forfeitures as of December 31, 2004.

Vesting

Participants are immediately vested in their own contributions, rollover contributions and allocated safe harbor contributions, plus any earnings thereon.

The vesting schedule with respect to other discretionary employer contributions is as follows:

Years of	Percentage
Service	Vested
2	20%
3	40%
4	60%
5	80%
6	100%

If, while an employee, the participant dies, the beneficiary is entitled to 100% of the vested account balance, to be paid in either a lump-sum payment or installments. If the participant becomes disabled while employed, they are entitled to 100% of their account balance and are paid as though retired.

Participant Loans

Participants may borrow from their fund accounts a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Loans bear a reasonable rate of interest with terms that may not exceed five years, unless made to purchase a primary residence. Loan principal and interest must be repaid in equal installments made at least quarterly. No loan may be granted to any participant having a loan currently outstanding from the Plan.

Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested interest in their account. Upon termination of service for reasons other than death, disability or retirement, a participant may receive a lump-sum payment equal to the vested value of their account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan or complete discontinuance of contributions, all participants’ accounts become 100% vested. Upon such termination of the Plan, the Company will direct complete distribution of the assets of the Plan to the participants, in cash, subject to the participant and spousal consent provisions of the Plan.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid. As of December 31, 2004, there were no amounts allocated to the accounts of individuals who have elected to withdraw from the Plan but had not yet been paid.

Net Appreciation in Fair Value of Investments

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which includes unrealized appreciation on those investments.

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Company and are not included in the accompanying financial statements. Fees for the origination of loans are paid to the Plan record keeper and included in the statement of changes in net assets available for plan benefits as expenses of the Plan.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Credit Risk

The Plan’s investments are not insured or protected by the Plan’s Custodians, the Company, the Pension Benefit Guarantee Corporation, or any other governmental agency; accordingly, the Plan is subject to the normal investment risks associated with similar investments.

NOTE 3 — INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows at December 31, 2004:

Evergreen Select Money Market Fund	$668,130
American Funds — Growth Fund of America Fund	499,894
Harris Associates — Oakmark Equity and Income Fund Class II	482,559
American Funds — Washington Mutual Investors Fund — A Share	432,531
Levitt Corporation Class A Common Stock Fund	298,931
State Street Research — Aurora Fund Class A	246,304
Alger Mid Cap Growth Fund	238,226
American Funds — The Bond Funds of America — A Share	197,126

During 2004, the Plan’s investments appreciated as follows:

Mutual funds	$199,345
Levitt Corporation Class A Common Stock Fund	83,582

Total	$282,927

NOTE 4 — INCOME TAX STATUS

In March 2005, the Plan filed Form 5307, Application for Determination for Adopters of Master or Prototype or Volume Submitter Plans with the Internal Revenue Service and is currently awaiting their response. The Plan administrator believes that the Plan, as adopted and amended, is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended.

NOTE 5 — DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

2003
Net assets available for benefits per the financial statements	$4,428,073
Less: Contributions receivable	651,958
Earnings due on late contributions	3,696

Net assets available for benefits per Form 5500	$3,772,419

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Levitt Corporation, the Plan sponsor, through the Levitt Corporation Class A Common Stock Fund (the “Stock Fund”). The Stock Fund held cash and 8,951 shares of Levitt Corporation class A common stock at December 31, 2004, representing $298,931 of net assets available for plan benefits in 20,726 unitized shares of the Stock Fund.

NOTE 7 — PROHIBITED TRANSACTIONS

The Plan sponsor determined that certain employee contributions were not transmitted to the Plan in a timely manner during the year ended December 31, 2004. The Plan sponsor has corrected these untimely transactions. As a result, the accompanying financial statements include an additional contribution receivable of $3,696 for the estimated earnings due on the late contributions.

SUPPLEMENTAL SCHEDULE

LEVITT CORPORATION SECURITY PLUS PLAN

FORM 5500 — SCHEDULE H, LINE 4(a)

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN: 11-3675068
Plan Number: 001
Year Ended December 31, 2004

Participant Contributions	Total That Constitute Nonexempt
Transferred Late To Plan	Prohibited Transactions
$855,938	$855,938

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator/Trustees has/have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEVITT CORPORATION SECURITY PLUS PLAN

By: /s/ GEORGE P. SCANLON

George P. Scanlon
Executive Vice President and Chief Financial
Officer of Levitt Corporation and
Chairman of the 401(k) Investment Committee

Dated: July 6, 2005